

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2021

Tamara L. Linde
Executive Vice President & General Counsel
PUBLIC SERVICE ENTERPRISE GROUP INC
80 Park Plaza, T4
Newark, NJ 07102

> **Re: PUBLIC SERVICE ENTERPRISE GROUP INC**
> **Registration Statement on Form S-4**
> **Filed August 13, 2021**
> **File No. 333-258820**

Dear Ms. Linde:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-344-9074 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kathryn Gettles-Atwa